FBL Financial Group, Inc.

5400 University Avenue

West Des Moines, Iowa 50266-5997

515-225-5400

June 1, 2007

Securities and Exchange Commission

450 Fifth Avenue, N.W.

Washington, D.C. 20549

Re:                               FBL Financial Group, Inc.
Registration Statement on Form S-4
File No. 333-141949
Amendment No. 1 Filed on May 25, 2007

Ladies and Gentlemen:

Pursuant to the request of FBL Financial Group, Inc. (the “Registrant”), that the above-referenced Registration Statement be accelerated so as to permit it to become effective on June 1, 2007, the Registrant provides the following representations:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•                  The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stephen M. Morain

Stephen M. Morain

Senior Vice President,

Secretary, and General Counsel